Filed by: HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

Form F-80 File No.: 333-227663

Husky Energy Inc. (“Husky”) has used or made available the following communications:

Exhibit 1:    Statements placed on Husky’s website on December 3, 2018.

NOTICE TO U.S. HOLDERS

Husky has filed a registration statement on Form F-80, including the offer to purchase and takeover bid circular and related documents, with the United States Securities and Exchange Commission (the “SEC”) in respect to shares of Husky offered or to be issued under the registration statement to US holders of MEG Energy Corp. shares. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or by telephone at 403-298-6111.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of MEG Energy Corp. and to issue securities of Husky is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery as they may be amended or supplemented from time to time.

[Materials begin on the following page]

Exhibit 1

[Posting on Husky Energy Inc. website]

Tender Your Shares

The Offer is open for acceptance until 5 p.m. Toronto time on Jan. 16, 2019. To be successful, the offer requires at least 66 2/3 percent of MEG shares to be tendered. Shareholders who do not take action and tender their shares risk forgoing the benefits of a combination with Husky and could realize a significant decline in the value of their standalone MEG shares.

You can deposit your MEG shares in one of the following ways:

Do you own shares through a bank, broker, online brokerage or employee plan?

You are a beneficial shareholder if you hold shares through a broker, a bank or other intermediary. This includes most online brokerage accounts and may include employee stock ownership plans. Most shareholders fall into this category.

If you are a Beneficial Shareholder, to accept the Offer you should immediately contact your broker, bank or other intermediary for assistance. Your intermediary will be able to help you tender your shares into Husky’s Offer.

Important: Many intermediaries have a cut-off time to tender that is before the expiry time of 5 p.m. Toronto time on Jan. 16, 2019. You must instruct your bank or broker promptly if you wish to tender.

Do you have a physical share certificate?

You are a registered shareholder if you hold a physical share certificate or DRS statement registered in your name.

If you are a registered shareholder, to accept and tender to the Offer you must:

1.	Complete and execute the Letter of Transmittal (It is the form on yellow paper in the package you received).

2.

Deposit the Letter of Transmittal and your certificate(s) or other evidence representing your MEG shares to the Depositary Agent, AST Trust Company Canada. They are located at the address specified in the Letter of Transmittal. This must arrive prior to 5 p.m. Toronto time on Jan. 16, 2019.

Important: If you wish to deposit your Common Shares under the Offer and the certificate(s) or other evidence representing such Common Shares are not immediately available, you can still validly deposit your Common Shares under the Offer by following the procedures for guaranteed delivery. Use the Notice of Guaranteed Delivery, which is printed on pink paper in the package you received.

Questions? Need help tendering your shares?

Contact our Information Agent: D.F. King

Toll free: 1-800-761-6707 or +1-212-771-1133 (outside North America)

Email: inquiries@dfking.com

Advisories (pdf)

“Advisories” link leads you to the below:

LEGAL ADVISORIES

NO OFFER OR SOLICITATION

This document is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of Husky Energy Inc. (the “Company”) is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular (or any applicable supplement) may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular (or any applicable supplement), and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.